Exhibit 99.2

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter that was voted upon at the Annual General and Special Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on May 15, 2013, and the outcome of each vote.  For further details regarding the matters put before the meeting, please consult the Management Information Circular filed on SEDAR on April 19, 2013.  Where voting was conducted by ballot, the actual voting results are shown. Where voting was conducted by show of hands, the result of the vote is indicated and proxy returns are included for reference (votes cast in person by show of hands are not tabulated).

Shareholders and proxyholders representing 142,836,541 shares (34.28% of the issued and outstanding shares) attended the meeting.

Matter submitted	Results of voting
Setting the number of directors to be elected at 6	Approved by show of hands Proxy returns: 138,471,527 FOR (97.54%); 3,489,939 AGAINST (2.46%); 0 WITHHELD (0%)
Election of directors	The election of all six management nominees was approved by show of hands Proxy returns:
	Nominee	FOR		WITHHELD
	Alan Moon	120,530,247	(94.80%)	6,616,567	(5.20%)
	Arnold Klassen	122,953,815	(96.70%)	4,192,999	(3.30%)
	Peter Crossgrove	84,654,636	(66.58%)	42,492,177	(33.42%)
	Frank Hallam	86,889,497	(68.34%)	40,257,317	(31.66%)
	Jonathan Gill	120,776,866	(94.99%)	6,369,948	(5.01%)
	Anthony Makuch	102,939,757	(80.96%)	24,207,057	(19.04%)

Appointment of Deloitte LLP as auditors of the Corporation, with their remuneration to be fixed by the directors	Approved by show of hands Proxy returns: 141,144,222 FOR (99.22%); 0 AGAINST (0%); 1,105,344 WITHHELD (0.78%)
Approval of unallocated options under the Stock Option Plan	Conducted by ballot: 64,441,592 (50.45%) FOR 63,292,197 (49.55%) AGAINST
Approval of by-law relating to the election of directors	Conducted by ballot: 91,125,766 (71.57%) FOR 36,193,443 (28.43%) AGAINST